Nova LifeStyle, Inc.

November 25, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           Terence O'Brien  Branch Chief

Re:          Nova LifeStyle, Inc.
Form 10-K
Filed March 31, 2014 File No. 1-36259

Dear Mr. O'Brien:

Nova LifeStyle, Inc. (“Nova” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated November 19, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-Q for the period ended September 30, 2014 Note 15 – Stockholders’ Equity, page 18

1.
We have read your response to comment 2 in our letter dated October 20, 2014. Regardless of your determination that the warrant instruments are not considered indexed to your own common stock, you have told us that your “warrant instruments are considered to be physical settlement” even though you state the exercise of these warrants “may be accomplished through delivery in cash an amount equal to the number of shares the warrant is being exercised for multiplied by the exercise price” (emphasis added). Please confirm to us that the warrants give the counterparty a choice of net cash settlement or settlement in shares, as indicated by ASC 815-40-25-4a.2.

Response: We confirm the warrants give the counterparty a choice of net cash settlement or settlement in shares, as indicated by ASC 815-40-25-4a.2.

Based on the Clause 4 of Warrant Agreement:

At any time warrants are outstanding, and any fundamental transaction occurs, such as reorganization, reclassification, merger, consolidation or disposition of assets, the consummation of a transaction whereby another entity acquires more than 50% of the Company’s outstanding voting stock, or the sale of all or substantially all of the Company’s assets, the successor entity must assume in writing all of our obligations to the Warrant holders. In the event of a fundamental transaction, each warrant holder will have the right to require the Company, or its successor, to repurchase its warrants for an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such Warrants.

The warrant holders will have the right to require the net cash settlement when a fundamental transaction occurs, but it is not mandatory for them to require the net cash settlement when a fundamental transaction occurs, they will have the choice of net cash settlement or settlement in shares.

Management’s Discussion and Analysis, page 23  Results of Operations, page 27

2.
We note your disclosure on page 12 that the adjustment to fair value of the derivative liability is the amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to liabilities held at the reporting date. In MD&A in future filings please explain these gains and losses by identifying the primary factors that caused material changes in the fair value of the liability in each period presented. If a material increase in your stock price can reasonably be expected to cause material fair value adjustment losses then that fact should be disclosed so investors are made aware of the adverse impact on your operating results.

Response: In future filings in MD&A, we will explain these gains and losses by identifying the primary factors that caused material changes in the fair value of the liability in each period presented.

Liquidity and Capital Resources, page 30

3.
In future filings please quantify how much of the $28.3 million gross receivables balance at December 31, 2013 has been collected in cash subsequent to that date. In light of any material uncollected accounts, please provide us your analysis regarding the adequacy of the allowance for doubtful accounts.

Response: In future filings, we will quantify how much of the $28.3 million gross receivables balance at December 31, 2013 has been collected in cash subsequent to that date.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at jeffrey_wong@novalifestyle.com

Very truly yours,

/s/ Ya Ming Wong
Ya Ming Wong, Chief Executive Officer
Nova LifeStyle, Inc.

cc:           Tawny Lam, President, Nova LifeStyle, Inc.
Sammy Ho, Chief Financial Officer, Nova LifeStyle, Inc.
Thomas Wardell, Esq.